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REPORT

FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
408

SEC FILE NUMBER
8-18027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 Northland Drive, Suite 190
(No. and Street)

Mendota Heights	MN	55120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Gustafson (651) 405-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer and Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Donald L McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Tracy Gustafson

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. (a Minnesota corporation), as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Planners Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Planners Financial Services, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Planners Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Planners Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer & Company

Burnsville, MN

February 7, 2018

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

	2017
ASSETS	
CURRENT ASSETS	
Cash	$ 117,130
Accounts Receivable	643
Prepaid Expenses	5,353
Prepaid Income Taxes	1,100
Marketable Securities	23,049
Total Current Assets	147,275
PROPERTY AND EQUIPMENT	
Furniture and Equipment	106,820
Less: Accumulated Depreciation	104,081
Net Property and Equipment	2,739
OTHER ASSETS	
Rent Deposit	5,111
Client List, Less Amortization of $103,000	17,000
Total Other Assets	22,111
TOTAL ASSETS	$ 172,125
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions Payable	$ -
Accounts Payable	4,422
Accrued Payroll Taxes	138
Deferred Rent	16,361
Total Current Liabilities	20,921
Deferred Income Taxes	1,450
Accrued Income Taxes	450
Total Deferred and Accrued Income Taxes	1,900
STOCKHOLDER'S EQUITY	
Common Stock, $1.00 Per Share, 25,000 Shares Authorized, 11,042 Shares Issued and Outstanding	11,042
Additional Paid in Capital	40,000
Retained Earnings	98,262
Total Stockholder's Equity	149,304
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 172,125

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Revenues		
Commissions	$	103,570
Advisory Fees and Miscellaneous		743,387
Interest		421
Unrealized Gain on Marketable Securities		2,913
Other Income		-
Total Revenues		850,291
Expenses		
Commissions		357,294
Salaries		337,737
Employee Health/DB Insurance		2,119
Employee Benefit Plan		8,190
Payroll Taxes		19,198
Outside Labor		105
Training		-
Rent		57,130
Insurance		3,236
Professional Fees		7,000
Advertising		5,439
Telephone		6,317
Postage and Delivery		2,853
Books, Subscriptions, and Periodicals		233
Office Supplies		6,518
Licenses, Regulatory Fees, Dues, and Memberships		7,794
Depreciation and Amortization		14,936
Travel and Auto Expense		622
Repairs and Maintenance		12,454
Bank Charges		307
Total Operating Expenses		849,482
Income Before Income Taxes		809
Income Tax Expense		732
Net Income	$	77

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2016	11,042	$ 11,042	$ 40,000	$ 98,185	$ 149,227
Net Income	-	-	-	77	77
BALANCE, December 31, 2017	11,042	$ 11,042	$ 40,000	$ 98,262	$ 149,304

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

		2017
Cash Flows from Operating Activities:		
Net Income	$	77
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization		14,936
Unrealized Gain on Marketable Securities		(2,913)
(Increase) Decrease in Assets:		
Accounts Receivable		(303)
Prepaid Expenses		118
Prepaid Income Taxes		-
Rent Deposit		-
Increase (Decrease) in Liabilities:		
Commissions Payable		(7)
Accounts Payable		588
Accrued Payroll Taxes		-
Deferred Rent		(4,462)
Deferred Income Taxes		-
Accrued Income Taxes		-
Net Cash Provided by Operating Activities		8,034
Cash Flows from Investing Activities:		
Purchase of Property and Equipment		-
Net Cash Provided (Used) by Investing Activities		-
Net Increase (Decrease) in Cash		8,034
Cash, Beginning of Year		109,096
Cash, End of Year	$	117,130

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in March 1972 as a Corporation under the Laws of Minnesota.

B. Nature of Operations – The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California, and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, Arizona, and North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts has not been established as of December 31, 2017. Based upon management's analysis of outstanding accounts receivable as of December 31, 2017 and the Company's past collection experience, an allowance is not considered necessary by management.

F. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed using the straight-line method based on useful lives of three to ten years.

   Depreciation expense was $ 2,936 for the year ended December 31, 2017.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

   The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market value of the asset to the carrying amount of the asset.

G. Client List – The Company purchased a client list and is amortizing the cost over 10 years. Amortization expense for the year ended December 31, 2017 was $ 12,000.

H. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

consist of book depreciation versus tax depreciation differences, unrealized gains on marketable securities, and differences associated with deferred rent are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely that not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2013.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management's Review – Management has evaluated subsequent events through February 2, 2018, the date which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the year ended December 31, 2017 was $ 5,439.

M. Fair Value of Financial Instruments – The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair trade hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2 – MARKETABLE SECURITIES

The Company has available-for-sale marketable securities. They are recorded at fair value in the balance sheet. Fair value is calculated using the quoted price at December 31, 2017. Unrealized gain of $ 2,913 for the year ended December 31, 2017 is recorded on the statement of operations.

NOTE 3 – COMMITMENTS

The Company has a lease agreement for office space which commenced on April 1, 2016 and expires August 31, 2021. The premises contain 2,749 rentable square feet in the aggregate. The minimum rental payable for the premises during the initial term is as follows:

Period of Term	Annual Rate per RSF	Monthly Minimum Rental
4/1/16-8/31/16	$0.00	None
9/1/16-3/31/17	$12.00	$2,749.00
4/1/17-3/31/18	$12.35	$2.829.18
4/1/18-3/31/19	$12.70	$2,909.36
4/1/19-3/31/20	$13.05	$2,989.54
4/1/20-3/31/21	$13.40	$3,069.72
4/1/21-8/31/21	$13.75	$3,149.90

During each full or partial calendar year during the term of the lease agreement, tenant shall pay to the landlord, as additional rental, an amount equal to the real estate taxes and operating expenses per rentable square feet in the building multiplied by the number of rentable square feet in the premises prorated for the period that the tenant leases the premises. The first five months of the lease agreement these real estate taxes and operating expenses have been abated.

NOTE 4 – INCOME TAXES

The Company's net deferred tax liability at December 31, 2017 consisted of:

	Federal	State	Total
December 31, 2017	$(1,000)	$(450)	$(1,450)

The components for the provision for income taxes for the year ended December 31, 2016 are as follows:

	Federal	State	Total
Deferred Tax	$600	$300	$900
Income Tax Expense	$950	$1,000	$1,950
Income Tax Expense	$1,650	$1,300	$2,850

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company has a Simple IRA Plan for all employees who meet the requirements listed in the Plan. An eligible employee may contribute up to $12,500 per year, excluding catch–up contributions. The Company matches 100% of the employee contribution up to 3% of the employee salary per year. Company contributions for the year ended December 31, 2017 were $ 8,190.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).
At December 31, 2017, the Company had net capital of $113,901, which was $108,901 in excess of its required net capital of $5,000. The Company's net capital ratio was .20 to 1.

NOTE 7 – SUBSEQUENT EVENTS

There are no subsequent events at this time.

SUPPLEMENTARY INFORMATION

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2017

		2017
STOCKHOLDER'S EQUITY at End of Year	$	149,304
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net		2,739
Prepaid Expenses		5,353
Prepaid Income Taxes		1,100
Accounts Receivable		643
Client List		17,000
Rent Deposit		5,111
Total		31,946
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		117,358
HAIRCUTS ON SECURITIES:		
Other $23,049 NASDAQ Common Stock @ 15%		3,457
Total Haircuts on Securities		3,457
NET CAPITAL at End of Year	$	113,901
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	$	22,821
Required Percent		6.67%
Basic Capital Requirement		1,521
Minimum Capital Required		5,000
Excess Capital	$	108,901
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	22,821
Net Capital		113,901
Ratio of aggregate indebtedness to net capital		.20 to 1

See independent auditors' report

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(i) and does not possess, control or otherwise hold client or customer funds or securities.

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(i) and does not possess, control or otherwise hold client or customer funds or securities.

See independent auditors' report.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Planners Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Planners Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Planners Financial Services, Inc.'s management is responsible for Planners Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer & Company

Burnsville, MN

February 7, 2018

PLANNERS FINANCIAL SERVICES, INC.

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

SCHEDULE OF ASSESSMENTS

Total Revenue	$	850,290
Deductions		102,444
SIPC Net Operating Revenues		747,846
General Assessment @ .0015	$	1,121

SCHEDULE OF PAYMENTS

Payment Date	Period		Amount
July 26, 2017	January 1, 2017 to June 30, 2017	$	562
February 2, 2018	July 1, 2017 to December 31, 2017		559
		$	1,121

See independent auditors' agreed upon procedures
report of assessments and payments

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5, in which (1) Planners Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Planners Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Planners Financial Services, Inc. stated that Planners Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Planners Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Planners Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer & Company

Burnsville, MN

February 7, 2018

Planners*Financial*Services
Registered Investment Advisers · Investment Brokers

1210 Northland Drive, Suite 190
Mendota Heights, Minnesota 55120

651-405-9000

www.plannersfinancialservices.com

Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5

February 6, 2018

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Planners Financial Services, Inc. is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(i).

Planners Financial Services, Inc. has met the exemption provisions of paragraph 15c3-3 (k)(2)(i) throughout the period January 1, 2017 through December 31, 2017 without exception.

Planners Financial Services, Inc.

Donald McCoy
President